

Mail Stop 3628

October 29, 2008

Via U.S. Mail

Mr. Jesse A. Cohn
Elliott Associates, L.P.
712 Fifth Avenue, 36th Floor
New York, NY 10019

>   **Re: Epicor Software Corporation**
>   **Schedule TO-T filed October 15, 2008 by Elliott ERP LLC and Elliott**
>   **Associates, L.P.**
>   **File No. 005-43389**

Dear Mr. Cohn:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase

Acceptance for Payment and Payment, page 9

1. We note your reservation of the right to transfer or assign the right to purchase shares tendered pursuant to the offer to one or more of your affiliates. Please confirm your understanding that any persons or entities to whom you transfer or assign such right must be included as a bidder in the offer. Each such person or entity added as a bidder must independently satisfy the disclosure, dissemination and timing requirements of the tender offer rules, including the extension of the offer for five business days from the disclosure of such assignment or transfer, unless the offer is not scheduled to expire for at least five business days.

<u>Conditions to the Offer, page 25</u>

2. We note in the last paragraph of this section your disclosure relating to your failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. Please confirm your understanding that if an offer condition is triggered, you will notify shareholders whether or not you have waived such condition.

3. In addition, we refer you to paragraph (vi) on page 29. It appears that Epicor Software has amended and restated its bylaws, as disclosed in its Form 8-K filed October 16, 2008. Please confirm whether you have waived the condition noted in clause (k) of paragraph (vi) located on page 27 of your Offer to Purchase and if so, when you will notify shareholders regarding such waiver.

4. We note the disclosure that indicates, "[a]ny determination made by us concerning the events described in this Section 14 shall be final and binding upon all parties." Please revise to indicate that security holders may challenge the bidders determinations in a court of competent jurisdiction. Please make corresponding revisions to the discussion relating to determination of valid tenders on pages 12 and 13.

<u>Exhibit (a)(5)(i)</u>

5. We note the disclaimer that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the bidders will avoid using this statement in all future communications.

*   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filings that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions

cc (via facsimile):   Robert B. Schumer
                        Paul, Weiss, Rifkind, Wharton & Garrison LLP
                        (F) 212-492-0097